Mail Stop 4561

May 31, 2007

Thomas J. Falk
Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

      Re: Kimberly-Clark Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed February 22, 2007
              File No. 1-225

Dear Mr. Falk:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Income Statement, page 37

1.   Please explain to us how your presentation of essentially all of your operating expenses as marketing, research and general expenses complies with Item 5-03 of Regulation S-X.

Consolidated Statement of Stockholders' Equity, page 39

2.   We note that your adjustment to initially apply SFAS 158 is presented as part of comprehensive income for the year ended December 31, 2006. Please tell us how this complies with paragraph A7 of the standard.

Form 10-Q for the Period Ended March 31, 2007

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Accounting for Uncertainty in Income Taxes, pages 5-6

3.   Tell us what consideration you have given to disclosing the total amounts of interest and penalties recognized in the statement of operations in the quarter ended March 31, 2007 pursuant to paragraph 21c of FIN 48

4.   We note your disclosures regarding the transfer pricing uncertainty and the various other uncertain tax positions related to federal taxes which are being discussed at the IRS Appeals level in the U.S. Tell us how you have met each of the disclosure requirements of paragraph 21d of FIN 48 for each significant uncertain tax position.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Thomas J. Falk
Kimberly-Clark Corporation
May 31, 2007
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Marc Thomas at (202) 551-3452, or me at (202) 551-3451 if you have any questions regarding the above comments.

                   Sincerely,

                   Mark Kronforst
                   Accounting Branch Chief